Exhibit 9

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Minefinders Corporation Ltd.

We consent to the inclusion in this annual report on Form 40-F of:

  Our Independent Auditors’ Report dated February 23, 2012 on the consolidated financial statements, which comprise the consolidated statements of financial position of Minefinders Corporation Ltd. (the “Company”) as at December 31, 2011, December 31, 2010, and January 1, 2010, the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes comprising a summary of significant accounting policies and other explanatory information; and

  our Report of Independent Registered Public Accounting Firm dated February 23, 2012 on the Company’s internal control over financial reporting as of December 31, 2011.

We also consent to the incorporation by reference of such reports in the registration statement (No. 333-170839) on Form F-10 and the registration statement (No. 175738) on Form S-8 of the Company.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
February 23, 2012

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.